EXPENSE LIMITATION AGREEMENT

THIS AGREEMENT (“Agreement”), effective as of this 15th day of December, 2014, is by and between Oaktree Funds, a Delaware statutory trust (the “Trust”), on behalf of its separate series listed on Schedule A (each, a “Fund” and collectively, the “Funds”), and Oaktree Capital Management, L.P., a Delaware limited partnership (the “Adviser”).

WHEREAS, the Trust is an open-end management investment company, registered under the Investment Company Act of 1940, as amended (the “1940 Act”), consisting of separate series;

WHEREAS, pursuant to an Investment Management Agreement between the Trust, on behalf of each Fund, and the Adviser, dated December 15, 2014 (the “Investment Management Agreement”), the Adviser renders investment advisory services to each Fund for compensation based on the value of the average daily net assets of such series; and

WHEREAS, the Trust and the Adviser have determined that it is appropriate and in the best interests of each class of each Fund and its shareholders to limit the expenses of the class so that they do not exceed certain levels.

NOW, THEREFORE, the parties hereto agree as follows:

1.           EXPENSE LIMITATION

1.1           To the extent that the ordinary operating expenses incurred by a class of a Fund in any fiscal year (as allocated pursuant to the Trust’s Multiple Class Plan), including but not limited to investment advisory fees of the Adviser, but excluding any acquired fund fees and expenses, interest, taxes, brokerage commissions, organizational expenses, other investment-related costs and non-routine or extraordinary expenses, such as litigation and other expenses not incurred in the ordinary course of the class’ business (“Class Operating Expenses”), exceed the applicable limit on Class Operating Expenses set out in Schedule A (“Class Operating Expense Limit”), such excess amount (the “Excess Amount”) shall be the liability of the Adviser under the terms set out in this Agreement.

1.2           To determine the Adviser’s obligation with respect to the Excess Amount for each class of a Fund, each day the Class Operating Expenses for each class of the Fund shall be annualized.  If, for any day, the annualized Class Operating Expenses of a class exceed the Class Operating Expense Limit of the class, the Adviser shall waive or reduce its investment advisory fee for such day by an amount, or remit an amount to the appropriate class, sufficient to pay that day’s Excess Amount; provided, however, that any waiver or reduction of the investment advisory fee is applied pro rata across the classes of the Fund.

2.           RECOUPMENT

With respect to each class of a Fund, any Excess Amount waived or paid by the Adviser shall be repaid to the Adviser by the respective Fund; provided, that a Fund shall not repay any such Excess Amount to the Adviser if such payment shall cause the relevant class’ annualized Class Operating Expenses to exceed the Class Operating Expense Limit applicable to such class at the time the relevant Excess Amount was waived or reimbursed by the Adviser; provided further, that no Excess Amount shall be repaid to the Adviser more than three years after the end of the fiscal year during which such Excess Amount was waived or reimbursed.

3.           TERM AND TERMINATION OF AGREEMENT

This Agreement shall terminate with respect to a Fund (i) on the date listed on Schedule A; (ii) upon the termination of the Investment Management Agreement with respect to the Fund; or (iii) at an earlier date by a vote of the Board of Trustees of the Trust (the “Board”) if it deems the termination to be beneficial to shareholders of the Fund.  The obligation of the Adviser under Section 1 of this Agreement shall survive the termination of the Agreement solely as to expenses and obligations incurred prior to the date of such termination.

4.           MISCELLANEOUS

4.1           This Agreement may be amended by the parties hereto only if such amendment is specifically approved by the Board, including a majority of the Trustees who are not “interested persons” of the Trust within the meaning of the 1940 Act and who have no direct or indirect interest in this Agreement, and such amendment is set forth in a written instrument signed by each of the parties hereto.

4.2           This Agreement may not be assigned by the Trust or the Adviser without the consent of the other party.

4.3           This Agreement may be executed in counterparts, each of which shall be an original but all of which, taken together, shall constitute one and the same agreement.

4.4           This Agreement contains the entire agreement between the parties hereto and supersedes all prior agreements, understandings and arrangements with respect to the subject matter hereof.  This Agreement shall be construed in accordance with applicable federal law and the laws of the State of California.  Anything herein to the contrary notwithstanding, this Agreement shall not be construed to require, or to impose any duty upon, either of the parties to do anything in violation of applicable laws or regulations.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and year first written above.

OAKTREE FUNDS

By: /s/ Todd Molz
Name: Todd Molz
Title: Secretary

By: /s/ Martin Boskovich
Name: Martin Boskovich
Title: Assistant Secretary

OAKTREE CAPITAL MANAGEMENT, L.P.

By: /s/ Todd Molz
Name: Todd Molz
Title: Managing Director General Counsel

By: /s/ Martin Boskovich
Name: Martin Boskovich
Title: Managing Director

Schedule A

The annual Class Operating Expense Limit with respect to each class of a Fund shall be a percentage of the average daily net assets of the class, as set out in the following table:

Fund and Class	Contractual Limit on Class Operating Expenses	Termination Date
Oaktree High Yield Bond Fund Institutional Class Advisor Class	0.95% 1.20%	December ___, 2017
Oaktree Emerging Markets Equity Fund Institutional Class Advisor Class	1.25% 1.50%	December __, 2017